Exhibit 99.4

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REPLY SLIP

To: PetroChina Company Limited (the “Company”)

I/We1

of

(address as shown in the register of members) (telephone number(s)2:                                     ) being the registered holder(s) of3                          A Shares/H share(s)4 of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the second extraordinary general meeting of 2020 of the Company to be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Monday, 28 September 2020 at 9:00 a.m.

Date:                  2020

Signature(s):

Notes:

(1)	Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
(2)	Please insert telephone number(s) at which you can be contacted for confirmation purpose.
(3)	Please insert the number of shares registered under your name(s).
(4)	Please delete as appropriate.
(5)

The completed and signed reply slip should be delivered to the secretariat of the board of directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007) on or before Tuesday, 8 September 2020 personally, by mail or by fax (fax number: (8610) 6209 9557).